EXHIBIT 99.1

THE DIXIE GROUP

March 2007

Masland CARPETS & RUGS

DIXIE HOME

FABRICA FINE CARPET & RUGS

Masland contract

Forward-Looking Statements

Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

Dixie History

- Began operations in 1920
- Grew floorcovering business from 1993 and exited textiles in 1999 - now 100% floorcovering
- Eight acquisitions from 1993 through 2000
- Sold factory-built housing and needlepunch carpet operations in 2003
- Commitment to brands and upper-end market.

Dixie Today

- Profitable, growing company with strong brands in the upper-end market
- Strong balance sheet
- Diversified customer base
  - Top 20 carpet customers - 17% of total carpet sales
  - Top 40 carpet customers - 21% of total carpet sales

Dixie Carpet and Rug Sales by End Market


High-End Commercial, 32%
High-End Residential, 68%

Year 2006

THE DIXIE GROUP

Residential Positioning of The Dixie Group


ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS
Positioning of Dixie Brands by Price Point Segment
ESTIMATED DATA
BROADLOOM RESIDENTIAL SALES = $7.6 Billion
35% Market Share
TOTAL MARKET: SQUARE YARDS
OR SALES DOLLARS
Dixie Home
Masland
Fabrica
$0
$7
$14
$21
$28
$35
$42
$49
INDUSTRY
AVERAGE
PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dollar Sales Growth vs. Carpet Industry


BROADLOOM CARPET SALES DOLLARS
CHANGE PER YEAR – 2002 THROUGH 2006
Precent Change
16%
10%
4%
-2%
2002
2003
2004
2005
2006
Dixie - CAGR 2002 - 2006 12.6%
Industry - CAGR 2002 - 2006 4.1%

Unit Sales Growth vs. Carpet Industry

BROADLOOM CARPET SALES IN UNITS

CHANGE PER YEAR – 2002 THROUGH 2006


Percent Change
40%
30%
20%
10%
0%
-10%
2002
2003
2004
2005
2006
Dixie - CAGR 2002 - 2006 12.7%
Industry - CAGR 2002 - 2006 (0.7%)

THE DIXIE GROUP

Dixie High-End Residential Sales


Dixie Home, 32%
Masland, 42%
Fabrica, 26%

Year 2006

Residential Broadloom - Dixie Home

- **Launched in 2003**
- **Fulfill market need for third player**
  - Well-styled moderate to upper priced line
- **Leverage needed by fiber suppliers for market access**
  - Branded high-styled goods - not *"me too"*
  - Support fiber suppliers' branded products
- **Selective distribution strategy attractive to retailers**
- **Growth potential well above industry average**
  - Significant sales growth expected to continue with existing products and new *"Dixie Home and Office"* Collection to be introduced in 2007

DIXIE HOME

Masland Residential Sales


Other, 8%
Furniture, 4%
Retailers, 40%
Builders, 20%
Designer / To The Trade Showrooms, 28%

Year 2006

Masland Residential

- Leading high-end brand with reputation for development of products with innovative styling, design and color
- High-end retail/designer driven
- Hand crafted and imported rugs
- Growth initiative –
  - Increasing product introductions to increase market penetration
  - Wool products introduced - 2007

Masland CARPETS & RUGS

Fabrica Residential Sales


Decorators/
Design Trade,
42%
Retailers, 27%
Specialty,
15%
Furniture/
Dept. Stores,
9%
Builders, 6%
Other, 1%

Year 2006

THE DIXIE GROUP

Fabrica Residential

- **Premium high-end brand**
  - Leader in styling/patterns/color
- **Designer focused**
- **Hand crafted and imported rugs**
- **New products, heightened focus on retail penetration and wool products will drive growth**

FABRICA
FINE CARPET & RUGS

THE DIXIE GROUP

Masland Contract Sales


Hospitality, 26%
Assisted Living, 5%
Retail Stores, 20%
Store Planning, 10%
Other, 5%
Corporate, 34%

Year 2006

Channels: Interior Design Specifier and Commercial End User

Masland Contract

- **Good and growing position with premium brand**
- **Designer focused**
- **Strong national account base**
- **Strong growth driven by *"Energy Collection"***
  - **Contract carpet sales grew 8% in 2003, 15% in 2004, 12% in 2005 and 6% in 2006**
  - **Expected to grow significantly in 2007**
- **Potential opportunities**
  - **Invested in modular/carpet tile**
  - **Shipment began 3rd QT 2006 - impact 2007**

Masland contract

THE DIXIE GROUP

The Energy Line has Contributed Significantly to Strong Commercial Growth

- The Energy Line was started from the ground up in 2002 and generated over $31.5 million of sales for Masland in 2006
- Approximately half is sold through our residential sales force and the other half is sold through our contract sales force
- Introduced 1 new product in 2005 and 7 new products in 2006



ENERGY LINES SALES
Dollars in Millions
$32
$28
$24
$20
$16
$12
$8
$4
$0
2002
2003
2004
2005
2006

THE DIXIE GROUP

Masland Contract has Performed Better than the U.S. Commercial Carpet Market

- Started in 1993 – significant growth in the 1990's
- From 1999 to 2002, Masland Contract performed at about the same rate as the market
- In 2003, Masland Contract grew 8% while the market declined slightly
- In 2004, Masland Contract grew 15% while the market grew 10% (broadloom 5% - tile 18%)
- Masland Contract grew 12% in 2005 and 6% in 2006



COMMERCIAL CARPET SALES
CHANGE INDEX (1997 = Base Year)
Indexed versus 1997
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Masland Contract
Commercial

Note: Industry statistics not available subsequent to 1st quarter 2005

Dixie Sales Continuing Operations

($ in millions)


$223
$26
$197
$234
$17
$217
$292
$18 (1)
$274
$319
$14
$305
$331
$17
$314
2002
2003
2004
2005
2006
Carpet Sales
Yarn Sales

(1) - Includes sales related to disposal of North GA operations

THE DIXIE GROUP

Dixie Operating Income


($ in millions)
$24.1 (1)
$2.8 (2)
$25.6 (3)
$19.8
$19.5
2002
2003
2004
2005
2006

(1) - Includes $3.2 million net gains from the sale of facilities and impairments

(2) - Includes $11.4 million of impairments and charges

(3) - Includes LIFO liquidation that increased operating income by $2.3 million in 2004

THE DIXIE GROUP

Dixie Capital Structure

($ in millions)

	Dec. 30, 2006
Debt:	
Senior Debt	$ 66.8
Subordinated Debt	22.2
	$ 89.0
Equity	135.7
Total Capitalization	$ 224.7
Debt to Total Capitalization:	
Senior Debt	29.7%
Subordinated Debt	9.9%
Total Debt	39.6%

Current Business Conditions

- Carpet industry's business soft:

	Sales Dollars		Units Sold	
	Dixie (1)	Industry	Dixie (1)	Industry
Year 2006	6.7%	-.6%	7.9%	-6.5%

(1) Adjusted for one less operating week in 2006.

- Our sales were very soft in January of this Year, down over 10% from the prior year, but improvement in February sales resulted in the YTD sales being down less than 4%, compared with the same YTD period in the prior year.
- We believe the industry will show unfavorable comparisons with the prior-year periods for at least several quarters.
- Residential replacement and builder markets struggling.
- Commercial business is relatively strong with good growth and a continued movement to modular or tile products.
- More relative strength in higher-end categories of residential and commercial markets.
- Despite the market weakness, we expect our sales to grow this year and continue to outpace the industry.

THE DIXIE GROUP

Outlook

- **Although the industry is experiencing a difficult period, we are encouraged by several factors:**
  - Favorable comparison in units and dollars to the industry
  - Improved average selling prices and product mix, currently our average selling prices are over $20 per square yard
  - Higher gross margin and lower selling and administrative expenses as a percentage of sales in the last half of last year
  - Improved quality in our operations has lowered cost
  - Higher average selling prices and better product mix
  - Sales of modular/carpet tile will begin to lessen the impact of start-up costs
  - Raw material prices that appeared to have stabilized
  - We have invested significantly in our facilities for future growth in 2005 and 2006. While we will continue to invest in new technologies, we anticipate the ability to accommodate over 40% growth without major expenditures in our infrastructure
  - Growth should cover more of the fixed costs associated with the investments we made